Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces the audited consolidated results of the Company and its subsidiaries (together, the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with comparative audited figures for the same period of 2024. The results have been reviewed by the audit committee of the Board (the “Audit Committee”) and audited by the Company’s independent auditor, Deloitte & Touche LLP.

Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

KEY FINANCIAL HIGHLIGHTS

	For the year ended December 31,
	2025	2024
	(US$’000)	(US$’000)
Revenue	840,755	778,308
Revenue from Haidilao restaurant operations	790,032	747,296
Profit before tax	49,507	33,243
Profit for the year	36,338	21,399
Profit for the year attributable to owners of the Company	36,429	21,801
Profit per share (Basic and diluted) (US$)	0.06	0.04
Income from operation margin (%)	4.4	6.8

BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS

	As of/For the year ended
	December 31,
	2025	2024
Number of restaurants	126	122
Total guest visits (million)	32.0	29.9
Overall average table turnover rate (times/day)	3.9	3.8
Average spending per guest (US$)	24.6	25.0
Average daily revenue per restaurant (US$’000)	18.1	17.7
Restaurant level operating margin (%)	8.7	10.1

2025 PERFORMANCE REVIEW

In 2025, the global economic environment continued to evolve, with consumer confidence and cost structures diverging across regions. Against this backdrop, the Group remained committed to prioritizing customer value and employee stability as the core of its operations and continued to implement its “Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)” management philosophy. By proactively sharing benefits with employees and customers, the Group steadily deepened its organizational capabilities and broadened its customer base, supporting long-term and sustainable growth.

For the year ended December 31, 2025, the Group recorded revenue of US$840.8 million, reflecting an 8.0% increase from US$778.3 million for the year ended December 31, 2024. The Group recorded income from operation of US$37.4 million, down from US$53.3 million in the same period of 2024. Net profit after tax was US$36.3 million, representing an increase of 69.6% compared to US$21.4 million in the same period of 2024, partly driven by favourable foreign exchange movements.

During the year, the Group continued to strengthen the management and operational efficiency of its Haidilao restaurants. In 2025, the overall average table turnover rate of Haidilao restaurants was 3.9 times per day, and the overall average same store table turnover rate reached 4.0 times per day, both representing an increase of 0.1 times per day compared to the same period in 2024, with same store revenue increasing by 2.9% year-on-year. The Haidilao restaurant level operating margin stood at 8.7%, representing a decrease of 1.4 percentage points from the same period in 2024.

In terms of restaurant network, the Group continuously reviews and refines its operations, taking a bottom-up approach to evaluating existing stores and potential sites globally, supporting stable growth and operational excellence. Throughout 2025, the Group continued to optimize its store network, opening a total of 13 new Haidilao restaurants and adjusting the Group’s restaurant portfolio based on individual store performance and lease terms. As of December 31, 2025, the Group closed a total of 9 Haidilao restaurants, 3 of which were converting into secondary branded restaurants. As of December 31, 2025, the Group operated 126 Haidilao restaurants in 14 countries, of which 71 were located in Southeast Asia, 21 in East Asia, 22 in North America, and 12 in other regions.

At the same time, the Group continued to explore the development of diverse business concepts and strengthened resource investments in the “Pomegranate Plan”. As of December 31, 2025, the Group operated 13 secondary branded restaurants, covering various concepts such as hot pot, barbecue, and spicy hotchpotch (麻辣燙). Revenue from others amounted to US$31.8 million for the period, representing a 61.4% increase from US$19.7 million for the same period in 2024, partly attributable to the performance of the Group’s secondary branded restaurants during the period. These restaurants are at varying stages of maturity. As is typical for new brand incubation, the programme as a whole remains in an investment phase and has contributed to an increase in costs at the Group level.

BUSINESS REVIEW

2025 marked the thirteenth year of the Group’s overseas operations. As the operational foundation across regions continued to strengthen, we further clarified our strategy for driving business growth through greater employee engagement and enhanced customer satisfaction, namely the continuous implementation of the “Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)” operating strategy.

With a diverse overseas workforce, the Group continued to improve employee career development, compensation and benefits, and incentive mechanisms to enhance the stability and sense of belonging of local employees. Meanwhile, the Group gradually strengthened incentive and management mechanisms to direct managerial focus toward front-line operations, encouraging management personnel across regions to conduct in-depth store visits and exchanges to improve on-site management quality and the transmission of corporate culture. As these initiatives were progressively implemented, employee stability and execution efficiency improved in the second half of the year, providing support for our business recovery.

In terms of operational capability building, the Group continued to create a “Differentiated Haidilao”, combining global product insights with localized innovation of classic hot pot products to gradually form a differentiated product portfolio. In 2025, the Group cumulatively launched over 1,000 new products worldwide and continued to enrich its dining experience offerings, including innovative projects such as the prime cuts lab (fresh meat cutting counter), late night dining concept, and Hokkaido ski resort restaurant, further enriching the consumer experience. Concurrently, we firmly promoted the “Enhancing Value-For-Money (質價比提升)” strategy by continuously optimizing the global supply chain, and passing the resulting efficiency gains on to customers through the optimization of dish prices and portion sizes. During the Reporting Period, the table turnover rate in some mature markets increased steadily, demonstrating that following organizational optimisation, the operating model in individual markets has shown improving momentum and resilience.

As the “Pomegranate Plan” continued to progress during the year, the Group developed prototype stores across various business concepts in different countries. Currently, some projects have achieved store-level profitability, while the overall program remains under continuous optimization. Building on strengthened digital capabilities and middle-platform support, the Group continued to replicate its business model at a disciplined pace while gradually diversifying its business portfolio.

FINANCIAL REVIEW

In 2025, the Group recorded a revenue of US$840.8 million, representing an 8.0% increase from US$778.3 million in 2024. The revenue from Haidilao restaurant operations increased by 5.7% year-on-year, and same-store revenue growth was 2.9%. The above growth was mainly due to: (i) the continuous improvement of restaurant operating capabilities, which led to higher table turnover rate. During the Reporting Period, the overall average table turnover rate of Haidilao restaurants was 3.9 times per day and the overall average same store table turnover rate was 4.0 times per day, both representing an increase of 0.1 times per day compared with the same period last year; and (ii) the optimization and expansion of the restaurant network, with 13 new restaurants opened during the year. In addition, the Group strengthened collaboration with various delivery platforms, driving a 68.1% year-on-year increase in revenue from our delivery business; and through enhanced product offerings and the incubation of innovative business formats under the “Pomegranate Plan”, contributing to a 61.4% year-on-year increase in revenue from others.

During the Reporting Period, the Haidilao restaurant level operating margin was 8.7%, down 1.4 percentage points from the same period last year. The Group recorded income from operation of US$37.4 million, representing a 29.8% decrease from US$53.3 million for the same period last year. In 2025, the income from operation margin was 4.4%, down 2.4 percentage points as compared to the same period last year. The above changes were primarily attributable to continued investment in customer and employee benefit-sharing initiatives, increased operating expenses associated with business expansion, particularly the continued investment in the “Pomegranate Plan”, as well as the impact of operational optimization measures implemented at certain restaurants.

During the Reporting Period, the Group recorded a net profit of US$36.3 million, compared to US$21.4 million for the same period in 2024. In addition to the operational factors mentioned above, the change in net profit was also affected by an increase in net foreign exchange gains of US$33.8 million. This change was mainly due to unrealized foreign exchange gains arising from the revaluation of monetary items resulting from exchange rate fluctuations, which are denominated in currencies other than the reporting currency (US dollars).

FUTURE PROSPECT

Looking ahead, the Group will continue to adhere to the principle of steady development, focusing on the following directions:

•	To continuously enhance the customer experience, we will strengthen product innovation and service details to further provide value-added services to our customers;

•	While steadily expanding the network layout, we will continuously optimize the existing structure;

•	In strengthening internal management and precision operations, we will improve staffing efficiency and cost structure efficiency;

•	To continue advancing the “Pomegranate Plan”, we will actively develop secondary business concepts to further enrich the business and customer base;

•	To improve headquarters empowerment and store synergy efficiency, we will continue to strengthen digital and technology capabilities.

The Board would like to thank our shareholders, partners, and all employees for their support and contributions. The Group will continue to uphold prudent and steady operating principles to steadily promote long-term development in a complex and ever-changing international environment.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

The Group generated revenue from (i) Haidilao restaurant operations; (ii) delivery business; and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue amounted to US$840.8 million in 2025, representing an increase of 8.0% from US$778.3 million in 2024, primarily driven by an increase of US$42.7 million in revenue from Haidilao restaurant operations.

Haidilao Restaurant Operations

The Group’s revenue from Haidilao restaurant operations amounted to US$790.0 million in 2025, representing an increase of 5.7% from US$747.3 million in 2024. This increase was mainly due to (i) the enhanced Haidilao restaurant operations driven by improved table turnover rate and customer traffic growth through our continuous efforts; and (ii) the continued strategic expansion of our business network throughout 2025.

Restaurant Network

As of December 31, 2025, we had expanded our restaurant network to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operations by geographic region as of the dates indicated or for the years indicated:

	As of/For the year ended December 31,
	2025					2024
	Number of restaurants		Revenue		Average revenue per restaurant(2)	Number of restaurants		Revenue		Average revenue per restaurant(2)
	(US$’000, except number of restaurants and percentages)
Southeast Asia	71	56.3%	395,074	50.0%	5,564	73	59.8%	405,429	54.3%	5,554
East Asia	21	16.7%	129,935	16.4%	6,187	19	15.6%	93,900	12.6%	4,942
North America	22	17.5%	164,695	20.8%	7,486	20	16.4%	158,131	21.2%	7,907
Others(1)	12	9.5%	100,328	12.8%	8,361	10	8.2%	89,836	11.9%	8,984
Total	126	100.0%	790,032	100.0%	6,270	122	100.0%	747,296	100.0%	6,125

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing revenue generated from Haidilao restaurant operations in the region by the number of Haidilao restaurants as of year-end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the years indicated:

	For the year ended December 31,
	2025	2024
Total guest visits (million)
Southeast Asia	20.9	20.7
East Asia	4.5	3.3
North America	4.1	3.7
Others(1)	2.5	2.2
Total	32.0	29.9

Average table turnover rate(2) (times/day)
Southeast Asia	3.7	3.7
East Asia	5.0	4.4
North America	4.0	4.1
Others(1)	3.9	3.9
Overall	3.9	3.8

	For the year ended December 31,
	2025	2024
Average spending per guest(3) (US$)
Southeast Asia	18.9	19.6
East Asia	28.7	28.3
North America	39.9	42.3
Others(1)	39.4	41.6
Overall	24.6	25.0

Average daily revenue per restaurant(4) (US$’000)
Southeast Asia	15.4	15.7
East Asia	20.1	17.1
North America	22.6	22.0
Others(1)	23.8	24.9
Overall	18.1	17.7

Restaurant level operating margin(5) (%)	8.7	10.1

Notes:

(1)	Include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total number of tables served for the years by the product of total Haidilao restaurant operations days for the years and the average table count during the years in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operations for the years by total guests served for the years in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operations for the years by the total Haidilao restaurant operations days of the years in the same geographic region.

(5)	Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers.

Same Store Sales

The following table sets forth details of our same store sales of Haidilao restaurants by geographic region as of the dates indicated or for the years indicated:

	As of/For the year ended December 31,
	2025	2024
Number of same stores(2)
Southeast Asia	59
East Asia	13
North America	17
Others(1)	10
Total	99

Same store sales(3) (US$’000)		349,157
Southeast Asia	348,567
East Asia	94,544	79,971
North America	140,649	137,342
Others(1)	91,821	90,184
Total	675,581	656,654

Average same store sales per day(4) (US$’000)		16.2
Southeast Asia	16.3
East Asia	20.0	16.8
North America	22.7	22.1
Others(1)	25.2	25.0
Overall	18.7	18.2

Average spending per guest (US$)		19.2
Southeast Asia	19.1
East Asia	28.7	28.5
North America	40.8	42.7
Others(1)	40.0	41.8
Overall	24.8	24.9

Average same store table turnover rate(5) (times/day)		3.8
Southeast Asia	3.8
East Asia	5.0	4.3
North America	4.0	4.1
Others(1)	4.0	3.9
Overall	4.0	3.9

Notes:

(1)	Include Australia, the United Kingdom and the United Arab Emirates.

(2)	Includes restaurants that commenced operations prior to the beginning of the years under comparison, remained open as of December 31, 2025 and opened for more than 300 days both in 2024 and 2025.

(3)	Refers to the gross revenue of Haidilao restaurant operations at the same stores for the years indicated.

(4)	Calculated by dividing the gross revenue of Haidilao restaurant operations at the same stores for the years by the total Haidilao restaurant operations days at the same stores for the years.

(5)	Calculated by dividing the total tables served for the years by the product of total Haidilao restaurant operations days for the years and average table count at the same stores during the years.

Delivery Business

The Group’s revenue from delivery business amounted to US$19.0 million in 2025, representing an increase of 68.1% from US$11.3 million in 2024. This increase was mainly due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue from others amounted to US$31.8 million in 2025, representing an increase of 61.4% from US$19.7 million in 2024, driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group’s other income amounted to US$9.5 million in 2025, representing an increase of 26.7% from US$7.5 million in 2024. This increase was mainly due to higher interest income on bank deposits driven by increased cash holdings resulting from revenue growth.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operations, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group’s raw materials and consumables used amounted to US$282.8 million in 2025, representing an increase of 9.7% from US$257.7 million in 2024. As a percentage of revenue, our raw materials and consumables used increased from 33.1% in 2024 to 33.6% in 2025. This increase was primarily attributable to (i) the continued investment in initiatives to enhance the customer experience, such as quality enhancements; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants.

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group’s staff costs amounted to US$285.4 million in 2025, representing an increase of 10.1% from US$259.3 million in 2024. The increase was primarily attributable to (i) the increase in the number of employees, which was in line with the expansion of the restaurant network and our operation strategy of ensuring sufficient number of employees to provide superior customer experience across catering services, product quality, restaurant environment, and food safety; (ii) higher piece-rate wages and extended working hours resulting from increased guest visits and improved table turnover rate; and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 33.3% in 2024 to 33.9% in 2025.

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group’s rentals and related expenses amounted to US$24.2 million in 2025, representing an increase of 20.4% from US$20.1 million in 2024. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) increased short-term lease payments aligned with warehouse leasing expansion to support our restaurant network growth.

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group’s utilities expenses remained relatively stable at US$28.4 million and US$29.0 million in 2024 and 2025, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.6% and 3.4% in 2024 and 2025, respectively.

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily include leasehold improvements, machinery, transportation equipment, furniture and fixtures and right-of-use assets.

The Group’s depreciation and amortization amounted to US$82.7 million in 2025, representing an increase of 2.1% from US$81.0 million in 2024. This increase was mainly due to the increase in depreciation of right-of-use assets of US$2.0 million. As a percentage of revenue, depreciation and amortization decreased from 10.4% in 2024 to 9.8% in 2025, primarily due to the increase in our revenue.

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and inspection of restaurant operations.

The Group’s traveling and communication expenses amounted to US$8.0 million in 2025, representing an increase of 25.0% from US$6.4 million in 2024. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, our traveling and communication expenses increased from 0.8% in 2024 to 1.0% in 2025.

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) outsourcing service fee; (iii) bank charges; (iv) consulting services expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group’s other expenses amounted to US$87.1 million in 2025, representing an increase of 23.2% from US$70.7 million in 2024. This increase was primarily driven by (i) an increase in outsourcing service fee of US$5.1 million, stemming from restaurant network expansion and improved table turnover rate; (ii) an increase in business development expenses of US$3.3 million, primarily attributable to enhanced marketing efforts, including closer collaboration with third-party platforms, and (iii) an increase in consulting services expenses of US$3.1 million, mainly arising from the continued investments for business expansion, particularly secondary brands development.

Other Gains (Losses) – Net

Net other gains (losses) primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded; (ii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants as originally planned but later decided not to open as a result from our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iii) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others.

The Group recorded net other gains of US$9.8 million in 2025, as compared to net other losses of US$17.9 million in 2024. This change was attributable to the recognition of US$14.1 million in net foreign exchange gains in 2025, as a result of fluctuation in exchange rates, partially offset by (i) a net increase in impairment loss of US$3.1 million on right-of-use assets, primarily resulting from business optimization measures implemented at certain restaurant locations following management’s performance evaluations, and (ii) a decrease in gains arising on financial assets at FVTPL of US$1.4 million.

Finance Costs

Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

The Group’s finance costs amounted to US$11.4 million in 2025, representing an increase of 34.1% from US$8.5 million in 2024. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions.

Income Tax Expenses

The Group recorded income tax expenses of US$11.8 million and US$13.2 million in 2024 and 2025, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the Reporting Period.

Profit for the Year

As a result of the foregoing, the Group recorded net profit of US$36.3 million in 2025, representing an increase of 69.6% from US$21.4 million in 2024. This change was primarily due to the increase in net foreign exchange gain of US$33.8 million, mainly driven by the foreign exchange fluctuations, particularly the appreciation of local currencies against the U.S. dollar, which is partially offset by the decrease in the operation margin, primarily attributable to the Group’s proactive value-sharing strategy through continued investments in customers and employees during the first half of 2025, which led to an anticipated increase in staff costs, raw material costs, and other operating expenses.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operations, the hot pot condiment products for sale and food products with Haidilao brand and sub-brand.

The Group’s inventories amounted to US$37.5 million as of December 31, 2025, representing an increase of 19.0% from US$31.5 million as of December 31, 2024. This increase primarily reflected the inventories we kept for the new restaurants opened in 2025 and the higher inventory level we had for our existing restaurants as we recorded higher guest visits and table turnover rate in 2025.

The turnover days of inventory remained relatively stable at 42.8 days and 43.9 days in 2024 and 2025, respectively. The annual inventory turnover days equals the average of the beginning and ending inventories for that year divided by raw materials and consumables used for that year and multiplied by 360 days.

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group’s current portion of trade and other receivables and prepayments amounted to US$35.7 million as of December 31, 2025, representing an increase of 15.9% from US$30.8 million as of December 31, 2024. This growth was primarily attributable to (i) an increase of US$3.1 million in trade receivables, resulting from the increase in operating revenue in 2025, and (ii) an increase of US$1.7 million in interest receivable from fixed bank deposits.

The Group’s non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable both at US$2.3 million as of December 31, 2024 and 2025.

The turnover days of trade receivables in 2024 and 2025 was 7.7 days and 7.1 days, respectively. Trade receivables turnover days for each year equals the average of the beginning and ending balances of trade receivables for that year divided by the revenue for the year and multiplied by 360 days.

Trade Payables

Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group’s trade payables amounted to US$36.3 million as of December 31, 2025, representing an increase of 18.2% from US$30.7 million as of December 31, 2024. The increase reflected our procurement of raw materials to support our enhanced restaurant operations, which was in line with the inventory growth.

The trade payable turnover days in 2024 and 2025 was 45.5 days and 42.6 days, respectively. Trade payable turnover days for each year equals the average of the beginning and ending balances of trade payable for that year divided by raw materials and consumables for the year and multiplied by 360 days. The decrease in trade payables turnover days from 2024 to 2025 was primarily attributable to enhanced controls implemented over our payment cycle management.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. In 2025, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed.

The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis, and thus maintained a healthy liquidity position throughout the Reporting Period. To manage liquidity risk, the management closely monitors the Group’s liquidity position and maintains sufficient cash and cash equivalents, ensures the availability of funding, and preserves the ability to settle the Group’s payables. The Group strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

Capital Structure

The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximizing shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the Reporting Period. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments to it in light of changes in economic conditions.

As of December 31, 2025, the Company’s capital structure comprised issued share capital and reserves. There has been no change in the capital structure since December 31, 2024. The Group did not have any debt securities or other capital instruments as of December 31, 2025. The Group regularly reviews and manages its capital structure, making timely adjustments in response to changing economic conditions. Such adjustments may include modifications to dividend distributions, capital increases, and the issuance of new capital instruments.

Bank Borrowings

As of December 31, 2025, the Group did not have any bank borrowings or committed credit facilities.

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. As of December 31, 2025, the Group’s total bank balances and cash (including time deposits) amounted to US$272.0 million, representing an increase of 6.8% from US$254.7 million as of December 31, 2024. Of this total, US$127.4 million was placed in time deposits with original maturities ranging from four to six months, bearing fixed interest rates ranging from 4.12% to 5.30% per annum. Excluding such time deposits, the Group’s cash and cash equivalents amounted to US$144.6 million as of December 31, 2025.

Capital Expenditure

Capital expenditure represented additions to (i) leasehold improvements; (ii) machinery; (iii) transportation equipment; (iv) furniture and fixtures; and (v) renovation in progress.

The Group’s capital expenditure amounted to US$51.4 million in 2025, which was mainly for the Group’s restaurants opened in 2025 and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering on NASDAQ, and cash and cash equivalents.

Charge of Assets

As of December 31, 2025, the Group charged bank deposits of US$2.8 million to banks to secure rental payments to the lessors.

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the Reporting Period and up to the date of this announcement, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

Financial Ratios

The following table sets forth certain of the Company’s financial ratios as of the dates indicated:

	As of/For the year ended December 31,
	2025	2024
Current ratio(1)	2.4	2.5
Gearing ratio(2)	0.3	0.3
Income from operation margin(3)	4.4	6.8
Restaurant level operating margin(4)	8.7	10.1

Notes:

(1)	Equals current assets divided by current liabilities as of the same date.

(2)	Equals total borrowings divided by total assets as of the same date.

(3)	Equals income from operation divided by total revenue for the same period.

(4)	Equals restaurant level operating profit divided by restaurant level revenue for the same period.

Foreign Exchange Risk and Hedging

The Group undertakes certain transactions in foreign currencies, which exposed it to foreign currency risk. The principal currency exposures arise from the fluctuations in the value of the US dollar relative to the local currencies of the markets in which the Group operates.

During the Reporting Period, the Group recorded net foreign exchange gains of US$14.1 million (2024: net foreign exchange losses of US$19.7 million). As these gains are largely unrealized, they are subject to reversal if exchange rate trends change in subsequent periods. The Group does not currently use any derivative contracts to hedge against its exposure to currency risk. The Group manages its currency risk by closely monitoring the movement of foreign currency rates and maintaining a diversified geographic revenue base. Given the significance of the foreign exchange impact on the Group’s results during the Reporting Period, the Board will continue to assess whether a formal hedging policy should be adopted and will keep shareholders informed.

Contingent Liabilities

As of December 31, 2025, the Company did not have any material contingent liabilities, guarantees or any litigation or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group’s business, financial condition or results of operations.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures for disclosure.

Significant Investment under Listing Rules

Our Group did not hold any investment which on a standalone basis carried a value of 5% or more of the Group’s total assets as of December 31, 2025.

No Material Changes

Save as disclosed in this announcement, during the Reporting Period, there were no material changes affecting the Group’s performance that need to be disclosed under Paragraphs 32 and 45 of Appendix D2 to the Listing Rules.

Employees and Remuneration Policy

As of December 31, 2025, the Group had a total of 14,003 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$285.4 million.

The Group’s remuneration policy is determined by the salary levels in different countries, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the Year Ended December 31,
	2025	2024
	(US$ in thousands)
Total revenue	840,755	778,308
Less: Revenue (Others)	(31,769)	(19,719)
Restaurant level revenue	808,986	758,589

The computation of restaurant level operating margin is as follows:

	For the Year Ended December 31,
	2025	2024
	(US$ in thousands)
Restaurant level revenue	808,986	758,589
Less: Restaurant level costs and expenses	(738,422)	(682,075)
Restaurant level operating profit	70,564	76,514

Restaurant level operating margin*	8.7%	10.1%

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the Year Ended December 31,
	2025	2024
	(US$ in thousands)
Income from operation(1) Less:	37,434	53,311
Revenue (Others)	(31,769)	(19,719)
Other income(2)	(1,830)	(2,449)
Add non-restaurant level cost and expenses(3):
Raw materials and consumables used(4)	18,472	10,343
Staff costs	16,333	10,992
Rentals and related expenses	1,707	989
Utilities expenses	1,893	1,783
Depreciation and amortization	7,260	6,353
Traveling and communication expenses	1,399	995
Listing expenses	–	2,460
Other expenses	13,650	10,136
Other losses – net(5)	6,015	1,320
Restaurant level operating profit	70,564	76,514

Restaurant level operating margin	8.7%	10.1%

Notes:

(1)	Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2025 USD’000	2024 USD’000
Revenue	4	840,755	778,308
Other income	5	9,495	7,523
Raw materials and consumables used		(282,818)	(257,723)
Staff costs	10	(285,355)	(259,293)
Rentals and related expenses	10	(24,235)	(20,136)
Utilities expenses		(28,986)	(28,358)
Depreciation and amortization		(82,651)	(80,972)
Traveling and communication expenses		(7,996)	(6,449)
Listing expenses		–	(2,460)
Other expenses	6	(87,095)	(70,735)
Other gains (losses) – net	7	9,840	(17,924)
Finance costs	8	(11,447)	(8,538)
Profit before tax		49,507	33,243
Income tax expense	9	(13,169)	(11,844)
Profit for the year	10	36,338	21,399

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(6,355)	12,028
Total comprehensive income for the year		29,983	33,427

Profit (Loss) for the year attributable to:
Owners of the Company		36,429	21,801
Non-controlling interests		(91)	(402)
		36,338	21,399

Total comprehensive income attributable to:
Owners of the Company		30,074	33,829
Non-controlling interests		(91)	(402)
		29,983	33,427

Earnings per share
Basic and diluted (USD)	11	0.06	0.04

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31,
	Notes	2025 USD’000	2024 USD’000
Non-Current Assets
Property, plant and equipment		160,301	151,901
Right-of-use assets	12	204,180	185,514
Intangible assets		311	278
Deferred tax assets		4,725	3,799
Other receivables	14	1,961	1,961
Prepayment	14	325	373
Rental and other deposits		20,709	17,372
		392,512	361,198
Current Assets
Inventories	13	37,519	31,521
Trade and other receivables and prepayments	14	35,652	30,754
Rental and other deposits		5,417	3,378
Pledged bank deposits	15	2,793	2,855
Bank balances and cash	15	271,990	254,719
		353,371	323,227
Current Liabilities
Trade payables	16	36,337	30,711
Other payables	17	42,980	38,100
Amounts due to related parties		2,177	1,329
Tax payable		7,031	5,411
Lease liabilities		45,662	41,407
Contract liabilities		10,658	9,669
Provisions		1,987	1,941
		146,832	128,568
Net Current Assets		206,539	194,659

		As at December 31,
	Notes	2025 USD’000	2024 USD’000
Non-Current Liabilities
Deferred tax liabilities		6,184	7,504
Lease liabilities		183,139	171,219
Contract liabilities		2,905	2,980
Provisions		15,179	12,493
		207,407	194,196
Net Assets		391,644	361,661

Capital and Reserves
Share capital	18	3	3
Shares held under share award scheme	18	*	*
Share premium	18	550,593	550,593
Reserves		(160,494)	(190,568)
Equity attributable to owners of the Company		390,102	360,028
Non-controlling interests		1,542	1,633
Total Equity		391,644	361,661

*            Less than USD1,000.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2025

1.	GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD and SP NP LTD (collectively the “Controlling Shareholders”).

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries are principally engaged in the restaurants operation, delivery business and others located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The Functional Currency of the Company is United States Dollar (“USD”), which is also the presentation currency of the consolidated financial statements.

The consolidated financial statements of the Group for the year ended December 31, 2025 were authorized for issue by the directors on March 31, 2026.

2.	ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – On January 1, 2025, the Group adopted all the new and revised with IFRS Accounting Standards pronouncements that are relevant to its operations. The adoption of these new/ revised IFRS Accounting Standards pronouncements does not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRS Accounting Standards in issue but not yet effective

At December 31, 2025, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments[1]

Amendments IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]

Annual Improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards — Volume 11[1]

IFRS 18	Presentation and Disclosures in the Financial Statements[2]

Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]

Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

1            Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

2            Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

3            Effective for annual periods beginning on or after a date to be determined.

The directors do not expect that the adoption of the new and amendments to IFRS Accounting Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except if indicated below.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share .

IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss;

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The application of the new standard is not expected to have significant impact on the financial performance and positions of the Group in terms of recognition and measurement. However, it is expected to affect the structure and presentation of the consolidated statement of profit or loss. Additional disclosures required for the Group’s MPMs will be disclosed in a separate note to the consolidated financial statements.

3.	BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and the applicable disclosures required by the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment , leasing transactions that are within the scope of IFRS 16 Leases , and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets .

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

4.	REVENUE

During the year, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others, which is generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows:

	2025	2024
	USD’000	USD’000
Types of services or goods
Haidilao restaurant operations	790,032	747,296
Delivery business	18,954	11,293
Others	31,769	19,719
Total	840,755	778,308
Timing of revenue recognition
At point in time	840,755	778,308

5.	OTHER INCOME

	2025	2024
	USD’000	USD’000
Interest income on:
– bank deposits	7,014	4,438
– rental deposits	651	636
	7,665	5,074
Government grants (Note)	1,210	1,322
Others	620	1,127
	9,495	7,523

Note:	The amounts mainly represent the subsidies received from the local governments for the Group’s business development. There were no unfulfilled conditions for all the government grants in the years in which they were recognized as other income.

6.	OTHER EXPENSES

	2025	2024
	USD’000	USD’000
Administrative expenses (Note)	19,915	17,850
Consulting services expenses	10,241	7,134
Bank charges	14,066	12,505
Daily maintenance expenses	8,130	7,439
Outsourcing service fee	24,638	19,507
Business development expenses	7,269	3,945
Storage expenses	2,836	2,355
	87,095	70,735

Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

7.	OTHER GAINS (LOSSES) – NET

	2025	2024
	USD’000	USD’000
Net (impairment loss) reversal of impairment recognized, in respect of
– property, plant and equipment	(1,236)	(2,308)
–right-of-use assets (Note 12)	(766)	2,355
	(2,002)	47
Loss on disposal of property, plant and equipment and provision for early termination of leases	(3,014)	(2,290)
Net loss (gain) on lease termination	(71)	829
Net foreign exchange gain (loss)	14,144	(19,704)
Net gain arising on financial assets at FVTPL (Note)	1,711	3,100
Others	(928)	94
Total	9,840	(17,924)

Note:	Financial assets at FVTPL relates to investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 financial instruments in terms of IFRS 13: Fair Value Measurement .

8.	FINANCE COSTS

	2025	2024
	USD’000	USD’000
Interests on lease liabilities	10,728	8,047
Interests charge on unwinding of provisions	719	491
	11,447	8,538

9.	INCOME TAX EXPENSE

	2025	2024
	USD’000	USD’000
Current tax:
– current year	15,161	7,866
– under (over) provision of tax in prior years	103	(390)
Deferred tax	(2,095)	4,368
	13,169	11,844

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the year ended December 31, 2025 (2024: 9% to 33%).

10.	PROFIT FOR THE YEAR

The Group’s profit for the year have been arrived at after charging (crediting):

	2025	2024
	USD’000	USD’000
Depreciation of property, plant and equipment	43,642	43,939
Depreciation of right-of-use assets	38,902	36,910
Amortization of intangible assets	107	123
Total depreciation and amortization	82,651	80,972

Property and equipment rentals:
– Premises and equipment (short-term leases)	2,928	2,307
– Restaurants
–Variable lease payments (Note)	4,070	4,005
Subtotal	6,998	6,312
Other rental related expenses	17,237	13,824
Total rentals and related expenses	24,235	20,136

Directors’ emoluments	1,821	1,572
Other staff cost:
Salaries and other allowance	259,579	236,923
Employee welfare	10,750	8,459
Retirement benefit contribution	13,205	12,339
Total staff costs	285,355	259,293
Auditor’s remuneration	1,214	1,078

Note:	The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

11.	EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	2025	2024
	USD’000	USD’000
Profit for the year attributable to the owners of the Company for the purpose of calculating earnings per share	36,429	21,801

	2025	2024
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating earnings per share (Note)	588,366	576,727

Note:     The weighted average number of ordinary shares for the purpose of basic earnings per share has been determined on the basis of the shares issued by the Company excluding the 61,933,000 shares held under share award scheme.

No diluted earnings per share for the years ended December 31, 2025 and 2024 was presented as there were no potential ordinary shares in issue for the years ended December 31, 2025 and 2024.

12.	RIGHT-OF-USE ASSETS

Leased properties
USD’000
At December 31, 2024
Carrying amount	185,514

At December 31, 2025
Carrying amount	204,180

For the year ended December 31, 2024
Depreciation charge	36,910
Reversal of impairment loss recognized in profit or loss	(2,355)

For the year ended December 31, 2025
Depreciation charge	38,902
Impairment loss recognized in profit or loss	766

Based on the value in use calculation and the allocation, gross impairment loss of USD1,632,000 and USD776,000 and gross reversal of USD866,000 and USD3,131,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2025 and 2024 respectively.

	2025	2024
	USD’000	USD’000
Amount recognized in profit or loss:
Expense relating to short-term leases	2,928	2,307
Variable lease payments not included in the measurement of lease liabilities	4,070	4,005

Other movements:
Total cash outflow for leases (Note)	58,033	49,848
Additions to right-of-use assets	43,740	56,896
Derecognition of right-of-use assets arising from lease termination	(903)	(7,272)
Remeasurement of provision for restoration	467	3,850
Increase due to the modification of leases	10,184	6,781

Note:     The amount includes payments of principal and interest portion of lease liabilities of USD51,035,000 (2024: USD43,536,000) which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD6,998,000 (2024: USD6,312,000) which are presented in operating cash flows.

During the year, the Group leases various buildings for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.3% to 10.0% (2024: 0.3% to 10.0%) of sales with minimum annual lease payments that are fixed over the lease term for the year ended December 31, 2025. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the year are as follows:

For the year ended December 31, 2025
	Number of leases	Fixed payments	Variable payments	Total payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	11	514	–	514
Leases without variable lease payments	284	27,850	–	27,850
Leases with variable lease payments	79	25,599	4,070	29,669
Total	374	53,963	4,070	58,033

For the year ended December 31, 2024
	Number of leases	Fixed payments	Variable payments	Total payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	10	457	–	457
Leases without variable lease payments	225	25,298	–	25,298
Leases with variable lease payments	72	20,088	4,005	24,093
Total	307	45,843	4,005	49,848

The overall financial effect of using variable payment terms is that higher rental costs are incurred by stores with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of store sales in future years.

Termination options

The Group has termination options in a number of leases for restaurants. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of termination options held are exercisable only by the Group and not by the respective lessors.

The Group assessed at the lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee.

During the year, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted to reflect the shorter lease term. Any differences will be recognized in profit and loss as provision for early termination.

Restrictions or covenants on leases

Lease liabilities of USD228,801,000 (2024: USD212,626,000) are recognized with related right-of-use assets of USD204,180,000 (2024: USD185,514,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases committed

As at year end, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 3 to 16 years (2024: 3 to 5 years), the total future undiscounted cash flows over the non-cancellable period amounted to USD45,464,000 (2024: USD1,192,000).

13.	INVENTORIES

	2025	2024
	USD’000	USD’000
Condiment products	7,779	7,451
Food ingredients	17,065	14,293
Beverage	2,071	1,634
Other materials	10,604	8,143
	37,519	31,521

14.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	2025	2024
	USD’000	USD’000
Trade receivables (Note i)	18,042	14,952

Other receivables and prepayments:
Prepayment to suppliers (Note ii)	12,923	14,584
Others (Note iii)	6,973	3,552
	19,896	18,136
Total	37,938	33,088

Current	35,652	30,754
Non-current (Note iii)	2,286	2,334
	37,938	33,088

As at January 1, 2024, trade receivables from contracts with customers amounted to USD18,430,000.

Notes :

i.	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

ii.	Included in the prepayment to suppliers was the prepayment of renovation fees amounting to USD3,169,000 (2024: USD1,075,000).

iii.	Included in others are mainly long-term loans to non-controlling interests amounting to USD1,961,000 (2024: USD1,961,000). The loans are unsecured, interest-free and repayable in 5 years.

15.	PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

	2025	2024
	USD’000	USD’000
Bank balances and cash
– Cash on hand	705	811
–Bank balances (Note i)	271,285	253,908
	271,990	254,719
Pledged bank deposits (Note ii)	2,793	2,855
	274,783	257,574

Notes:

i.	As at year end, the Group’s bank balances carried interest at market rates ranging from Nil to 5.30% (2024: Nil to 3.70%) per annum, including time deposits of USD127,400,000 (2024: Nil) with original maturity of four to six months and carried fixed interest rate at 4.12% to 5.30% (2024: Nil) per annum.

ii.	As at year end, bank deposits of USD2,793,000 (2024: USD2,855,000) carrying interest rate at 0.25% to 3.92% (2024: Nil to 5.00%) per annum, are pledged to banks to secure the rental payments to the lessors.

16.	TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows:

	2025	2024
	USD’000	USD’000
Within 60 days	36,337	30,711

17.	OTHER PAYABLES

	2025	2024
	USD’000	USD’000
Staff cost payable	25,886	24,249
Other taxes payables	10,846	8,399
Renovation fee payables	4,512	4,144
Others	1,736	1,308
	42,980	38,100

18.	SHARE CAPITAL

Share Capital of the Company

		Shown in the
		consolidated
	Number	financial
	of shares	statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
As at January 1, 2024 and December 31, 2024 and 2025	10,000,000,000	–

Issued and fully paid:
As at January 1, 2024	619,333,000	3
Issue of shares (Note)	30,966,000	*
As at December 31, 2024 and 2025	650,299,000	3

Share Premium of the Company

	2025	2024
	USD’000	USD’000
As at beginning of year	550,593	494,480
Premium arising on issue of equity shares, net off issuance costs	–	56,113
As at end of year	550,593	550,593

* : Less than USD1,000.

Note:      In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

19.	DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2024 and 2025, nor has any dividend been proposed since its incorporation.

20.	SEGMENT INFORMATION

Information reported to the Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.

No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2025 and 2024.

The Group operates mainly in Southeast Asia, North America and others.

The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below:

	2025	2024
	USD’000	USD’000
Singapore	148,218	162,582
United States of America	113,374	109,890
Malaysia	108,242	98,532
Vietnam	93,972	87,827
Others*	376,949	319,477
Total	840,755	778,308

* :       All other individual countries accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other receivables, rental and other deposits, prepayment and deferred tax assets:

	2025	2024
	USD’000	USD’000
Singapore	29,875	41,741
United States of America	94,503	84,740
Australia	42,598	41,896
Others^	197,816	169,316
Total	364,792	337,693

^ :       All other individual countries accounted for less than 10% of total non-current assets.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Compliance with the Corporate Governance Code

The Company has adopted the code provisions of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules.

In response to the amendments to the CG Code effective on July 1, 2025, the Board has approved changes to the terms of reference for the nomination committee. For details, please refer to the announcement of the Company dated June 30, 2025.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code throughout the Reporting Period and up to the date of this announcement.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made by the Company to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this announcement.

The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this announcement.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale or transfer of treasury shares of the Company) listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or other stock exchanges during the Reporting Period and up to the date of this announcement. As of December 31, 2025, the Company did not hold any treasury shares.

Offering of ADSs in the United States and Use of Proceeds

In May 2024, the Company completed the offering (the “Offering”) and issued 3,096,600 ADSs (representing 30,966,000 ordinary shares of the Company with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). The 30,966,000 Shares were issued at approximately HK$15.28 per Share, representing a discount of approximately 9.80% to the closing price of HK$16.94 per Share as quoted on the Stock Exchange on May 16, 2024 (Hong Kong time), being the last trading day immediately prior to the pricing date of the Offering. Upon closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other Offering expenses) (the “Net Proceeds”).

The Directors consider that the Offering represents an opportunity to gain access to an untapped pool of investors and develop a presence in the securities market in the United States.

As of the date of this announcement, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company.

As of December 31, 2025, the Net Proceeds were utilized in accordance with the intended uses as follows:

Description	Percentage to the Net Proceeds	Allocation of the Net Proceeds	Unutilized amount as of the beginning of the Reporting Period	Utilized amount during the Reporting Period	Unutilized amount as of the end of the Reporting Period	Expected timeline for utilizing the unutilized Net Proceeds
		(US$ in million)	(US$ in million)	(US$ in million)	(US$ in million)
Strengthening brand and expanding restaurant network globally	70%	36.34	19.29	19.29	-	-
Investing in supply chain management capabilities, such as building more central kitchens	10%	5.19	4.44	2.73	1.71	by the end of 2026
Research and development to enhance digitalization and other technologies used in restaurant management	10%	5.19	3.87	2.62	1.25	by the end of 2026
Working capital and other general corporate purposes	10%	5.19	3.09	3.09	–	–
Total	100%	51.91	30.69	27.73	2.96

Audit Committee and Review of the Annual Results

The Audit Committee has three members, comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and auditor of the Company, considered and reviewed the Group’s results for the year ended December 31, 2025, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the financial results for the year ended December 31, 2025 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been made.

Scope of Work of Deloitte & Touche LLP

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended December 31, 2025 as set out in this announcement have been agreed by the Group’s auditor, Deloitte & Touche LLP, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Deloitte & Touche LLP in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing, International Standards on Review Engagements or International Standards on Assurance Engagements issued by International Auditing and Assurance Standards Board and consequently no opinion or assurance conclusion has been expressed by Deloitte & Touche LLP on this announcement.

Events after the Year ended December 31, 2025

The Group had no material events for disclosure subsequent to December 31, 2025 and up to the date of this announcement.

Final Dividend

No dividend was paid during the year ended December 31, 2025. The Board has resolved not to recommend payment of a final dividend for the year ended December 31, 2025. This decision reflects the Board’s assessment that retained earnings should be preserved to fund ongoing restaurant network expansion, continued investment in digital and technology capabilities, and the development of secondary branded restaurants under the “Pomegranate Plan”. The declaration and payment of future dividends will be subject to the Board’s discretion and will depend on, among other things, the Group’s earnings, financial condition, cash requirements and availability, and other factors the Board considers relevant.

Publication of Annual Results Announcement and Annual Report

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.superhiinternational.com).

The annual report of the Company for the year ended December 31, 2025, containing all the information as required by the Listing Rules, will be published on the same websites and dispatched (if requested) to the shareholders of the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the shareholders, management team, employees, business partners and customers of the Company for their support and contribution to the Group.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, March 31, 2026

As at the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.